UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GENERAL COMMUNICATION, INC.

(Name of Issuer)

Class A Common Stock, no par value (“Class A Common Stock”)

(Title of Class of Securities)

369385 10 9

(CUSIP Number)

Arctic Slope Regional Corporation

Attn:  Craig Floerchinger

3900 C Street Suite 801

Anchorage, Alaska 99503-5963

Telephone (907) 339-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9

1.	Names of Reporting Persons Arctic Slope Regional Corporation 92-0044137

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alaska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,100,000 shares (See Item 5)

	8.	Shared Voting Power None (See Item 5)

	9.	Sole Dispositive Power 3,100,000 shares (See Item 5)

	10.	Shared Dispositive Power None (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,100,000 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 369385 10 9
Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, no par value (“Class A Common Stock”), of General Communication, Inc. (the “Issuer”).

The address of the principal executive offices of the Issuer is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 2.	Identity and Background
(a)-(b)

This Schedule 13D is being filed by Arctic Slope Regional Corporation (“ASRC”), an Alaska Native Regional Corporation.  ASRC’s corporate headquarters are located at P.O. Box 129, Barrow, Alaska 99723.  ASRC is an Alaska Native Regional Corporation formed pursuant to the Alaska Native Claims Settlement Act of 1971.  ASRC is owned by the Inupiat people of Alaska’s Arctic Slope.  ASRC owns and operates businesses in the energy services, petroleum refining and marketing, technical services, natural resources and other industries.

The Executive Officers and Directors of ASRC are as follows:

Patsy Aamodt	Corporate Secretary and Director
Jacob Adams	Director
Mary Ellen Ahmaogak	Director
C. Eugene Brower	Director
Richard Glenn	Vice President of Lands and Director
Candace Itta	Director
George T. Kaleak, Sr.	2nd Vice President and Director
Mark Kroloff	Chief Operating Officer
Kristin Mellinger	Chief Financial Officer
Brenda Moser	Vice President Administration
Ida Olemaun	Director
Raymond Paneak	3rd Vice President and Director
Crawford Patkotak	Treasurer and Director
Molly Pederson	Vice-Chairman and Director
Roberta Quintavell	President/CEO and Director
Rex A. Rock, Sr.	Chairman and Director
Steve Seward	Interim General Counsel
George Sielak	1st Vice President and Director
Martha Tukrook	Director

The business address of all of the Executive Officers is 3900 C Street, Suite 801, Anchorage, AK 99503. A business address of all of the Directors is P.O. Box 129, Barrow, Alaska 99723.

CUSIP No. 369385 10 9
(c)

The present principal occupations of the officers and directors of ASRC and the addresses at which such employment is conducted are as follows:

Roberta Quintavell, President, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, AK  99503

Rex A. Rock, Sr., President, Tikigaq Corporation, 2121 Abbott Road, Anchorage, AK  99507

George Sielak, Field Liaison, ASRC Energy Services, 3900 C Street, Suite 701, Anchorage, AK  99503

George T. Kaleak, Sr., DMS Supervisor, North Slope Borough, P.O. Box 27, Kaktovik, AK  99747

Raymond Paneak, Village Liaison, North Slope Borough, P.O. Box 21030, Anaktuvuk Pass, AK  99721

Crawford Patkotak, Treasurer/VP of Shareholder Development, Arctic Slope Regional Corporation, P.O. Box 129, Barrow, AK 99723

Patsy Aamodt, Corporate Secretary, Arctic Slope Regional Corporation, P.O. Box 129, Barrow, AK 99723

Richard Glenn, Vice President Land, Arctic Slope Regional Corporation, P.O. Box 129, Barrow, AK 99723

Candace Itta, Village Liaison, Inupiat Community of Arctic Slope (ICAS), P.O. Box 934, Barrow, AK  99723

Martha Tukrook, Secretary for the Health Aide, North Slope Borough, P.O. Box 59, Point Lay, AK  99759

Mark Kroloff, Chief Operating Officer, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, AK  99503

Kristin Mellinger, Exec. VP/Chief Financial Officer, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, AK  99503

Steve Seward, Interim General Counsel, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, AK  99503

Brenda Moser, Vice President Administration, Arctic Slope Regional Corporation, 3900 C Street, Suite 801, Anchorage, AK  99503

Ida Olemaun, Jacob Adams, Mary Ellen Ahmaogak, C. Eugene Brower, and Molly Pederson, not employed

Tikigaq Corporation is a village corporation formed pursuant to the Alaska Native Claims Settlement Act of 1971 and located in the village of Point Hope, Alaska.  ASRC Energy Services is a wholly owned subsidiary of Arctic Slope Regional Corporation which provides oilfield and construction services in Alaska’s North Slope oil fields.  The North Slope Borough is a political subdivision of the State of Alaska and the regional government for the north slope of Alaska.  Inupiat Community of the Arctic Slope is the regional tribal government for the eight villages on Alaska’s Arctic Slope.

(d)-(e)

During the last five years, neither ASRC nor, to the best knowledge of ASRC, any of the officers and directors of ASRC listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows. In December 2005, Jacob Adams Sr. pleaded “no contest” to one count of misdemeanor reckless endangerment in District Court for the State of Alaska at Barrow, Alaska.  The penalty imposed was 30 days incarceration, all of which were suspended or served as community service.  In 2003, George T. Kaleak Sr. pleaded no contest to a misdemeanor charge of domestic violence and completed counseling, the only penalty.  In 2003, Martha Tukrook was convicted of importation of alcohol without a license, for which she paid a $350 fine and completed probation.

CUSIP No. 369385 10 9
(f)	To the best knowledge of ASRC, each of the officers and directors of ASRC listed above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

ASRC has purchased an aggregate of 3,100,000 shares (the “Shares”) of Class A Common Stock in a privately negotiated transaction (executed through brokers) at an aggregate purchase price (excluding trading commissions and related administrative costs) of $18,909,776.00.  The source of the funds used by ASRC to purchase the Shares was working capital of ASRC.

Item 4.	Purpose of Transaction

ASRC acquired the Shares for investment purposes. ASRC, however, expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations, prospects, the market price of the Class A Common Stock and other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions and other factors. ASRC may purchase additional Class A Common Stock or other securities of the Issuer or may sell the Shares from time to time in public or private transactions. ASRC reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) below. ASRC may at any time reconsider and change their plans or proposals relating to the foregoing.

ASRC does not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(b) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(d) Any material change in the present capitalization or dividend policy of the Issuer.

(e) Any other material change in the Issuer’s business or corporate structure.

(f) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(i) Any action similar to any of those enumerated above.

CUSIP No. 369385 10 9
Item 5.	Interest in Securities of the Issuer
(a)-(b)

ASRC beneficially owns, in the aggregate, 3,100,000 shares of Class A Common Stock, which represent approximately 6.2% of the outstanding Class A Common Stock. (1)  ASRC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 3,100,000 shares of Class A Common Stock.

Mark Kroloff jointly owns with his wife, Leslie McDaniel Kroloff, 10,000 shares of Class A Common Stock, which represent approximately 0% of the outstanding Class A Common Stock.  Mark Kroloff and his wife have shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of all such 10,000 shares of Class A Common Stock.  Leslie McDaniel Kroloff is retired and is a United States citizen.  Her address is 3900 C Street, Suite 801, Anchorage, AK  99503.  During the last five years, Leslie McDaniel Kroloff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Not applicable.

(1)           All calculations of percentage ownership in this Schedule 13D are based on approximately 49,957,484 shares of Class A Common Stock outstanding as of October 31, 2007, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2007, which was filed by the Issuer with the Securities and Exchange Commission on November 6, 2007.

CUSIP No. 369385 10 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008

ARCTIC SLOPE REGIONAL CORPORATION*

/s/ Mark Kroloff
By:	Mark Kroloff
Title:	Authorized Signatory

* In executing and filing this Schedule 13D, Arctic Slope Regional Corporation does not intend to waive the exemption afforded it under 43 U.S.C.A. Section 1625.